As filed with the Securities and Exchange Commission
                     on July 23, 2003 Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM F-6
                             REGISTRATION STATEMENT
                                     UNDER
         THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                           aKTIEBOLAGET volvo (publ)

   (Exact name of issuer of deposited securities as specified in its charter)

                               Volvo Corporation
                  (Translation of issuer's name into English)


                               Kingdom of Sweden
           (Jurisdiction of incorporation or organization of issuer)

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                111 Wall Street
                            New York, New York 10043
                                 (212) 657-5100
       (Address, including zip code, and telephone number, including area code, of Depositary's principal executive offices)

                              Tomas Ericson, Esq.
                        Volvo Group North America, Inc.
                              570 Lexington Avenue
                               New York, NY 10022
                                 (212) 418-7430
           (Name, address, including zip code, and telephone number,
                   including area code of agent for service)
                        --------------------------------
                                   Copies to:
 James M. Bartos, Esq.                         Frettra M. Miller, Esq.
 Shearman & Sterling                           Citibank, N.A.
 Broadgate West, 9 Appold Street               111 Wall Street/15th Floor Zone 9
 London EC2A 2AP                               New York, New York 10043
 United Kingdom                                (212) 657-2150
 Tel: +44(207) 655-5000

               --------------------------------------------------
It is proposed that this filing become effective under Rule 466:
                                |X| immediately upon filing.
                                |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box |_|.
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
                                        Proposed        Proposed      Amount of
   Title of Each      Amount to be      Maximum         Maximum     Registration
Class of Securities    Registered       Aggregate       Aggregate        Fee
  to be Registered                      Offering        Offering
                                        Price Per       Price**
                                        Unit*
--------------------------------------------------------------------------------
American Depositary    100,000,000       $5.00          $5,000,000       $404.50
Shares, evidenced by
American Depositary
Receipts, each
representing the
right to receive one
(1) B Share, nominal
value SEK 6, of AB
Volvo (publ).
--------------------------------------------------------------------------------
* Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of such receipts evidencing such American Depositary Shares.

        This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

                             CROSS REFERENCE SHEET

Item Number and Caption                           Location in Form of American
-----------------------
                                                  Depositary Receipt ("Receipt")
                                                  Filed Herewith as Prospectus
                                                  ------------------------------

1.   Name of depositary and                     Face of Receipt - Introductory
                                                ----------------
     address of its principal                   Paragraph
     executive office

2.   Title of American Depositary               Face of Receipt - top center
                                                ---------------
     Receipts and identity of
     deposited securities

     Terms of Deposit:

     (i)  The amount of deposited               Face of Receipt - upper right
                                                ---------------
          securities represented                corner
          by one unit of American
          Depositary Receipts

     (ii) The procedure for                     Reverse of Receipt - Paragraph
                                                ------------------
          voting, if any, the                   (13)
          deposited securities

     (iii)The collection and                    Face of Receipt - Paragraph (11)
                                                ---------------
          distribution of
          dividends

     (iv) The transmission of                   Face of Receipt - Paragraphs
                                                ---------------
          notices, reports and                  (12) and (15)
          proxy soliciting
          material

     (v)  The sale or exercise of               Face of Receipt - Paragraph (11)
                                                ---------------
          rights

     (vi) The deposit or sale of                Face of Receipt - Paragraph (11)
                                                ---------------
          securities resulting
          from dividends, splits
          or plans of
          reorganization

     (vii)Amendment, extension or               Reverse of Receipt - Paragraphs
                                                ------------------
          termination of the                    (20) and (21)
          Deposit Agreement

    (viii)Rights of holders of                  Reverse of Receipt - Paragraph
                                                ------------------
          Receipts to inspect the               (15)
          transfer  books of the
          depositary and the list
          of holders of Receipts

     (ix) Restrictions upon the                 Face of Receipt - Paragraphs
                                                ---------------
          right to deposit or                   (2), (3)  and (4)
          withdraw the underlying
          securities

     (x)  Limitation upon the                   Face of Receipt - Paragraphs
                                                ---------------
          liability of the                      (12) and (14)
          Depositary and/or the                 Reverse of Receipt - Paragraphs
                                                ------------------
          Company                               (18) and (19)

3.   Fees and charges which may                 Face of Receipt - Paragraph (6)
                                                ---------------
     be imposed directly or
     indirectly against holders
     of Receipts

Item 2.  AVAILABLE INFORMATION                  Face of Receipt - Paragraph (10)
                                                ---------------



2(b) Aktiebolaget Volvo (publ) is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Securities and Exchange Commission (the "Commission"). These reports and other information can be inspected by holders of Receipts and copied at public reference facilities maintained by the Commission located at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

                                   PROSPECTUS
                                   ----------



        THE PROSPECTUS CONSISTS OF THE FORM OF AMERICAN DEPOSITARY RECEIPT, ATTACHED AS EXHIBIT A TO THE DEPOSIT AGREEMENT FILED AS EXHIBIT (A) TO THIS REGISTRATION STATEMENT AND INCORPORATED HEREIN BY REFERENCE.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

               (a) Deposit Agreement, dated as of August 12, 1994, by and among, Aktiebolaget Volvo (publ) (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders from time to time of American Depositary Receipts issued thereunder (including the form of American Depositary Receipt ("ADR") to be issued thereunder). - Filed herewith as Exhibit (a).

               (b) Any other agreement, to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereby or the custody of the deposited securities represented thereby. None.

               (c) Every material contract relating to the deposited securities between the Depositary and the Company in effect within the last three years. None.

               (d) Opinion of Frettra M. Miller, counsel to the Depositary, as to the legality of the securities to be registered. Filed herewith as Exhibit
(d).

               (e)  Rule 466 Certification. - Filed herewith as Exhibit (e).

               (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. Set forth on signature pages hereto.


Item 4.  UNDERTAKINGS

               (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

               (b) If the amounts of fees charged are not disclosed in the prospectus, the Depositary hereby undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

                                   SIGNATURES
                                   ----------


               Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., on behalf of the legal entity created by the Deposit Agreement dated as of August 12, 1994, among Aktiebolaget Volvo (publ), Citibank, N.A., as depositary, and all Holders from time to time of American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, on the 22nd day of July, 2003.

                                        Legal entity created by the Deposit
                                        Agreement for the issuance of American
                                        Depositary Receipts evidencing American
                                        Depositary Shares representing 1 B Share par value SEK 6 per share, of Aktiebolaget Volvo (publ).

                                        CITIBANK, N.A., as Depositary



                                        By:      /s/ Ricardo R. Szlezinger
                                            ----------------------------------
                                        Name:     Ricardo R. Szlezinger
                                        Title:    Vice President

                                   SIGNATURES
                                   ----------

         Pursuant to the requirements of the Securities Act of 1933, as amended, Aktiebolaget Volvo (publ) certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Goteborg, on the 22nd day of July, 2003.


                           Aktiebolaget Volvo (publ)


By: /s/ Leif Johansson                          By:  /s/ Stefan Johnsson
   --------------------------------                -----------------------------
    Name:  Leif Johansson                       Name:  Stefan Johnsson
    Title: President and                        Title: Senior Vice President
           Chief Executive Officer              and Chief Financial Officer





         Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the following capacities on July 22, 2003.


Name                                   Title
----                                   -----


 /s/ Leif Johansson                    Director, President and Chief Executive
------------------------
Leif Johansson                         Officer (Principal Executive Officer)


 /s/ Stefan Johnsson                   Senior Vice President and Chief Financial
------------------------
Stefan Johnsson                        Officer (Principal Financial and
                                       Accounting Officer)


 /s/ Lars Ramqvist                     Chairman of the Board of Directors
------------------------
Lars Ramqvist


 /s/ Per-Olof Eriksson                 Director
------------------------
Per-Olof Eriksson

 /s/ Patrick Faure                     Director
------------------------
Patrick Faure


 /s/ Haruko Fukuda                     Director
------------------------
Haruko Fukuda


 /s/ Tom Hedelius                      Director
------------------------
Tom Hedelius


 /s/ Finn Johnsson                     Director
------------------------
Finn Johnsson


 /s/ Neelie Kroes                      Director
------------------------
Neelie Kroes


 /s/ Lars-Goran Larsson                Director
------------------------
Lars-Goran Larsson


 /s/ Olle Ludvigsson                   Director
------------------------
Olle Ludvigsson


 /s/ Johnny Ronnkvist                  Director
------------------------
Johnny Ronnkvist


 /s/ Louis Schweitzer                  Director
------------------------
Louis Schweitzer


 /s/ Ken Whipple                       Director
------------------------
Ken Whipple

                 Authorized Representative in the United States
         Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Aktiebolaget Volvo
(publ), has signed this Registration Statement or amendment thereto in the City of New York, on the 22nd of July, 2003.



By:   s/ Tomas Ericson, Esq.
    -----------------------------------
     Name:  Tomas Ericson, Esq.

Index to Exhibits
-----------------

                                                       Sequentially
Exhibit                 Document                       Numbered Page
-------                 --------                       -------------


(a)                     Deposit Agreement dated
                        as of August 12, 1994

(d)                     Opinion of counsel to
                        the Depositary

(e)                     Certification under
                        Rule 466

               (a) Deposit Agreement dated as of August 12, 1994

                                                                  CONFORMED COPY
                                                                  --------------




--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



                               AKTIEBOLAGET VOLVO


                                      AND

                         CITIBANK, N.A., as Depositary


                                      AND


                    HOLDERS OF AMERICAN DEPOSITARY RECEIPTS


                         ------------------------------

                              Amended and Restated
                               Deposit Agreement

                         ------------------------------



                          Dated as of August 12, 1994








--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                               TABLE OF CONTENTS
                               -----------------



                                                                            Page
                                                                            ----
PARTIES..................................................................... 1
RECITALS.................................................................... 1

                                   ARTICLE I

                                  Definitions
       -----------------------------------------------------------------

SECTION   1.01.     American Depositary Shares.............................. 1
SECTION   1.02.     Commission.............................................. 1
SECTION   1.03.     Company................................................. 2
SECTION   1.04.     Custodian; Custodians................................... 2
SECTION   1.05.     Deposit Agreement....................................... 2
SECTION   1.06.     Deposit, Surrender, Delivery............................ 2
SECTION   1.07.     Depositary.............................................. 2
SECTION   1.08.     Deposited Securities.................................... 2
SECTION   1.09.     Dollars; Kronor, Krona, SEK............................. 2
SECTION   1.10.     Holder.................................................. 2
SECTION   1.11.     Nominee................................................. 3
SECTION   1.12.     Principal Office........................................ 3
SECTION   1.13.     Receipts................................................ 3
SECTION   1.14.     Registrar............................................... 3
SECTION   1.15.     Securities Act of 1933.................................. 3
SECTION   1.16.     Securities Exchange Act of 1934......................... 3
SECTION   1.17.     Shares.................................................. 3
SECTION   1.18.     Sweden.................................................. 4
SECTION   1.19.     VPC..................................................... 4

                                   ARTICLE II

                      Form of Receipts, Deposit of Shares,
                             Execution and Delivery
                       Transfer and Surrender of Receipts
       -----------------------------------------------------------------

SECTION   2.01.     Form and Transferability of Receipts.................... 4
SECTION   2.12.     Deposit of Shares....................................... 5
SECTION   2.03.     Execution and Delivery of Receipts...................... 6
SECTION   2.04.     Transfer of Receipts; Combination
                             and Split-up of Receipts....................... 7
SECTION   2.05.     Surrender of Receipts and Withdrawal
                             of Shares...................................... 7
SECTION   2.06.     Limitation on Execution and
                             Delivery, Transfer, Etc. of
                             Receipts; Suspension of Delivery,
                             Transfer, Etc.................................. 8
SECTION   2.07.     Lost Receipts, Etc...................................... 9
SECTION   2.08.     Cancellation and Destruction of
                             Surrendered Receipts........................... 10

                                                                            Page
                                                                            ----

                                  ARTICLE III

                             Certain Obligations of
                              Holders of Receipts
       -----------------------------------------------------------------

SECTION   3.01.     Filing Proofs, Certificates and
                             Other Information.............................. 10
SECTION   3.02.     Liability of Holder for Taxes........................... 10
SECTION   3.03.     Warranties of Deposit of Shares......................... 11
SECTION   3.04.     Disclosure of Interests................................. 11

                                   ARTICLE IV

                            The Deposited Securities
       -----------------------------------------------------------------

SECTION   4.01.     Power of Attorney....................................... 11
SECTION   4.02.     Cash Distributions; Withholding......................... 11
SECTION   4.03.     Distribution Other Than Cash or
                             Shares......................................... 12
SECTION   4.04      Distributions in Shares................................. 12
SECTION   4.05.     Rights.................................................. 13
SECTION   4.06.     Conversion of Foreign Currency.......................... 14
SECTION   4.07.     Fixing of Record Date................................... 15
SECTION   4.08.     Voting of Deposited Securities.......................... 15
SECTION   4.09.     Changes Affecting Deposited
                             Securities..................................... 16
SECTION   4.10.     Available Information................................... 17
SECTION   4.11.     Reports................................................. 17
SECTION   4.12.     List of Receipt Holders................................. 18
SECTION   4.13.     Withholding............................................. 18

                                   ARTICLE V

                         The Depositary, the Custodians
                                and the Company
       -----------------------------------------------------------------

SECTION   5.01.     Maintenance of Office and Transfer
                             Books by the Depositary........................ 18
SECTION   5.02.     Prevention or Delay in Performance
                             by the Depositary or the Company............... 19
SECTION   5.03.     Obligations of the Depositary,
                             the Custodian and the Company.................. 20
SECTION   5.04.     Resignation and Removal of the
                             Depositary; Appointment of
                             Successor Depositary........................... 20
SECTION   5.05.     The Custodians.......................................... 21
SECTION   5.06.     Notices and Reports..................................... 22

                                                                            Page
                                                                            ----
SECTION   5.07.     Issuance of Additional
                             Shares, Etc.................................... 22
SECTION   5.08.     Indemnification......................................... 23
SECTION   5.09.     Charges of Depositary................................... 23
SECTION   5.10.     Certain Rights of the Depositary;
                             Limitations.................................... 24

                                   ARTICLE VI

                           Amendment and Termination
       -----------------------------------------------------------------

SECTION   6.01.     Amendment............................................... 25
SECTION   6.02.     Termination............................................. 25

                                  ARTICLE VII

                                 Miscellaneous
       -----------------------------------------------------------------

SECTION   7.01.     Counterparts............................................ 26
SECTION   7.02.     No Third Party Beneficiaries............................ 26
SECTION   7.03.     Severability............................................ 27
SECTION   7.04.     Holders and Parties; Binding Effect..................... 27
SECTION   7.05.     Notices................................................. 27
SECTION   7.06.     Governing Law........................................... 28
SECTION   7.07.     Headings................................................ 28



TESTIMONIUM................................................................. 28

SIGNATURES.................................................................. 28

                                   EXHIBIT A
                                   ---------

FORM OF FACE RECEIPT
--------------------

        Introductory Paragraph.............................................. 1
        (1)     The Deposit Agreement....................................... 1
        (2)     Surrender of Receipts and Withdrawal
                    of Shares............................................... 2
        (3)     Transfers, Split-ups and Combinations....................... 2
        (4)     Liability of Holder for Taxes............................... 4
        (5)     Warranties by Depositor..................................... 4
        (6)     Charges of Depositary....................................... 4
        (7)     Title to Receipts........................................... 4
        (8)     Validity of Receipt......................................... 5
        (9)     Disclosure of Interests..................................... 5
        (10)    Available Information....................................... 5

        Signature of Depositary............................................. 5

        Address of Principal Office......................................... 5

                                                                            Page
                                                                            ----

        FORM OF REVERSE OF RECEIPT - - Summary of Certain
          Additional Provisions of the Deposit Agreement
          -----------------------------------------------
        (11)    Dividends and Distributions; Rights......................... 1
        (12)    Record Dates................................................ 2
                    of Shares
        (13)    Voting of Deposited Securities.............................. 3
        (14)    Changes Affecting Deposited Securities...................... 3
        (15)    Reports; Inspections of Transfer Books...................... 4
        (16)    Withholding................................................. 4
        (17)    Taxation.................................................... 5
        (18)    Liability of the Company and Depositary..................... 5
        (19)    Resignations and Removal of Depositary;
                    Substitution of Custodian............................... 6
        (20)    Amendment of Deposit Agreement and
                    Receipts................................................ 6
        (21)    Termination of Deposit Agreement............................ 7
                    of Shares
        (22)    Certain Rights of the Depositary;
                    Limitations............................................. 7

                                   EXHIBIT B
                                   ---------

        CHARGES OF THE DEPOSITARY........................................... 1

                     AMENDED AND RESTATED DEPOSIT AGREEMENT
                     --------------------------------------


                  AMENDED AND RESTATED DEPOSIT AGREEMENT dated as of August 12, 1994 among AKTIEBOLAGET VOLVO, a corporation organized under the laws of Sweden (the "Company"), CITIBANK, N.A., a national banking association organized under the laws of the United States of America (the "Depositary"), and all Holders from time to time of American Depositary Receipts issued hereunder.


                              W I T N E S S E T H:
                              -------------------


                  WHEREAS, the Company desires to provide for the deposit of B Shares, SEK 5 nominal value per share (the "Shares"), of the Company from time to time with the Depositary or with the Custodians, which at the date hereof are Skandinaviska Enskilda Banken and Svenska Handelsbanken (the "Custodians"), each as agent of the Depositary for the purposes set forth in this Deposit Agreement, for the creation of American Depositary Shares representing the Shares so deposited and for the execution and delivery of Receipts in respect of the American Depositary Shares.

                  NOW, THEREFORE, in consideration of the premises, the parties agree as follows:


                                   ARTICLE I
                                   ---------
                                  DEFINITIONS
                                  -----------


                  The following definitions shall for all purposes, unless otherwise clearly indicated, apply to the respective terms used in this Deposit
Agreement:

                  SECTION 1.01. American Depositary Shares. The term "American
                                --------------------------
Depositary Shares" shall mean the rights evidenced by the Receipts issued hereunder and the interests in the Deposited Securities represented thereby. Each American Depositary Share shall represent one Share (or evidence of rights to receive one Share pursuant to Section 5.10); provided, however, that if there shall occur a distribution upon Deposited Securities covered by Section 4.04 or a change in Deposited Securities covered by Section 4.09 with respect to which additional Receipts are not executed and delivered, the term "American Depositary Shares" shall thereafter represent the number of Shares or Deposited Securities specified in such Sections.

                  SECTION 1.02. Commission. The term "Commission" shall mean the
                                ----------
Securities and Exchange Commission of the United States or any successor governmental agency in the United States.

                  SECTION 1.03. Company.  The term "Company" shall mean
                                -------
Aktiebolaget Volvo, a corporation organized and existing under the laws of Sweden, and its successors.

                  SECTION 1.04. Custodian; Custodians. The term "Custodian"
                                ---------------------
shall mean the principal Stockholm office of either Skandinaviska Enskilda Banken or Svenska Handelsbanken, as agent of the Depositary for purposes of this Deposit Agreement, and any other firm or corporation which may be appointed by the Depositary, with notice to the Company, pursuant to the terms of Section 5.05, as a substitute or additional custodian hereunder, as the context shall require and the term "Custodians" shall mean all such persons, collectively.

                  SECTION 1.05. Deposit Agreement. The term "Deposit Agreement"
                                -----------------
shall mean this agreement, as the same may from time to time be amended in accordance with the provisions hereof.

                  SECTION 1.06. Deposit, Surrender, Transfer, Withdraw,
                                ---------------------------------------
Delivery.  The terms "deposit", "surrender", "transfer", "withdraw", or
--------
"delivery", when used with respect to Shares, shall refer, where the context requires, to an entry or entries or an electronic transfer or transfers in an account or accounts maintained by institutions authorized under Swedish law to effect transfers of securities (which may but need not be the VPC (as hereinafter defined)), and not to the physical transfer of certificates representing the Shares.

                  SECTION 1.07. Depositary. The term "Depositary" shall mean
                                ----------
Citibank, N.A., a national banking association incorporated under the laws of the United States of America, and any successor as depositary hereunder.

                  SECTION 1.08. Deposited Securities. The term "Deposited
                                --------------------
Securities" as of any time shall mean Shares at such time deposited or deemed to be deposited under this Deposit Agreement and any and all other securities, property and cash received by the Depositary or the Custodian in respect or in lieu thereof and at such time held hereunder, subject in the case of cash to the provisions of Section 4.06.

                  SECTION 1.09. Dollars; Kronor; Krona; SEK.  The term "dollars"
                                ---------------------------
or "$" shall mean United States dollars. The term "kronor" or "krona" or "SEK" shall mean Swedish kronor.

                  SECTION 1.10. Holder.  The term "Holder" shall mean the person
                                ------
in whose name a Receipt is registered on the books of the Depositary maintained for such purpose.

                  SECTION 1.11. Nominee. The term "Nominee" when used with
                                -------
respect to the Depositary shall mean such nominee or nominees of the Depositary as it shall appoint from time to time to act on its behalf in connection with the performance of its duties and obligations under this Deposit Agreement. The nominee shall perform in whatever capacity and to whatever extent under this Deposit Agreement as the Depositary designates in its appointment of the Nominee. Such appointment may be evidenced by written agreement, letter, telegram, telex or other facsimile transmission or orally with subsequent confirming agreement, letter, telegram, telex or other facsimile transmission.

                  SECTION 1.12. Principal Office. The term "Principal Office",
                                ----------------
when used with respect to the Depositary, shall mean the principal office of the Depositary at which at any particular time its corporate trust business shall be administered, which, at the date of this Deposit Agreement, is located at 111 Wall Street, 5th Floor, New York, New York 10043.

                  SECTION 1.13. Receipts. The term "Receipts" shall mean the
                                --------
American Depositary Receipts issued hereunder evidencing American Depositary Shares, as the form thereof may be amended from time to time in accordance with the provisions hereof. A Receipt may evidence any number of American Depositary Shares.

                  SECTION 1.14. Registrar. The term "Registrar" shall mean any
                                ---------
bank or trust company having an office in the Borough of Manhattan, The City of New York, which shall be appointed by the Depositary to register Receipts and transfers of Receipts as herein provided, and shall include any co-registrar appointed by the Depositary upon the request or with the approval of the Company.

                  SECTION 1.15. Securities Act of 1933. The term "Securities Act
                                ----------------------
of 1933" shall mean the United States Securities Act of 1933, as from time to time amended.

                  SECTION 1.16. Securities Exchange Act of 1934. The term
                                -------------------------------
"Securities Exchange Act of 1934" shall mean the United States Securities Exchange Act of 1934, as from time to time amended.

                  SECTION 1.17. Shares. The term "Shares" shall mean B Shares,
                                ------
SEK 5 nominal value per share, of the Company and shall include evidence of rights to receive Shares pursuant to Section 5.10; provided, however, that, if there shall occur any change in nominal value, a split-up or consolidation or any other reclassification or, upon the occurrence of an event described in
Section 4.09, an exchange or conversion in respect of the B Shares, nominal value SEK 5 per share, of the Company, the term "Shares" shall thereafter mean the successor securities resulting from such change in nominal value, split-up or consolidation or such other reclassification or such exchange or conversion.

                  SECTION 1.18. Sweden. The term "Sweden" shall mean the Kingdom
                                ------
of Sweden.

                  SECTION 1.19. VPC. The term "VPC" shall mean
                                ---
Vardepapperscentralen VPC Aktiebolag, a company organized under the Swedish Companies Act of 1975 or any successor thereto, which carries out the duties of the registrar for nearly all Swedish companies listed on the Stockholm Stock Exchange, including the Company.


                                   ARTICLE II

                      FORM OF RECEIPTS, DEPOSIT OF SHARES,
                 EXECUTION AND DELIVERY, TRANSFER AND SURRENDER
                                  OF RECEIPTS
                                  -----------

                  SECTION 2.01. Form and Transferability of Receipts. Definitive
                                ------------------------------------
Receipts shall be engraved, printed or lithographed on steel-engraved borders and shall be substantially in the form set forth in Exhibit A annexed to this Deposit Agreement, with appropriate insertions, modifications and omissions, as hereinafter provided. Such Receipts shall be executed and dated by the Depositary by the manual signature of a duly authorized officer of the Depositary; provided, however, that such signature may be a facsimile if a Registrar for the Receipts shall have been appointed and such Receipts are countersigned by the manual signature of a duly authorized officer of the Registrar and dated by such officer. No Receipt shall be entitled to any benefits under this Deposit Agreement or be valid or obligatory for any purpose, unless such Receipt shall have been executed by the Depositary by the manual signature of a duly authorized officer or, if a Registrar shall have been appointed, by the manual signature of a duly authorized officer of the Registrar, and such execution of any Receipt by manual signature of a duly authorized officer of the Depositary or the Registrar shall be conclusive evidence, and the only evidence, that such Receipt has been duly executed hereunder. The Depositary shall maintain books on which each Receipt so executed and delivered as hereinafter provided and the transfer of each such Receipt shall be registered. Receipts bearing the facsimile signature of a duly authorized officer of the Depositary, who was at any time a proper officer of the Depositary, shall bind the Depositary, notwithstanding the fact that such officer has ceased to hold such office prior to the execution of such Receipts by the Registrar and their delivery or such officer did not hold such office at the date of issuance of such Receipts.

                  The Receipts may be endorsed with or have incorporated in the text thereof such legends or recitals or changes not inconsistent with the provisions of this Deposit Agreement as may be necessary to enable the Depositary to perform its obligations hereunder or as may be required to comply with any applicable law or regulation or with the rules and regulations of any securities exchange or market upon which the American Depositary Shares may be listed or traded or to conform with any usage with respect thereto, or to indicate any special limitations or restrictions to which any particular Receipts are subject by reason of the date of issuance of the underlying Deposited Securities or otherwise.

                  Title to a Receipt (and to each American Depositary Share evidenced thereby), when such Receipt is properly endorsed or accompanied by proper instruments of transfer, shall be transferable by delivery with the same effect as in the case of a negotiable instrument; provided, however, that the Depositary, notwithstanding any notice to the contrary, may treat the Holder thereof as the absolute owner thereof for the purpose of determining the person entitled to distribution of dividends or other distributions or to any notice provided for in this Deposit Agreement and for all other purposes.

                  The rights of any Holder with respect to Deposited Securities shall be as set forth in this Deposit Agreement and a Receipt shall not confer on a Holder any rights against the Company or the Depositary or Custodian except as specifically provided herein.

                  SECTION 2.02. Deposit of Shares. Subject to the terms and
                                -----------------
conditions of this Deposit Agreement, Shares may be deposited by any person, including the Depositary in its individual capacity, by delivery thereof to a Custodian, accompanied by any appropriate instrument or instruments of transfer or endorsement, in form satisfactory to such Custodian, together with all such certifications as may be required by the Depositary or such Custodian in accordance with the provisions of this Deposit Agreement, and together with a written order directing the Depositary to execute and deliver to, or upon the written order of, the person or persons stated in such order a Receipt or Receipts for the number of American Depositary Shares representing the Shares so deposited. No Shares shall be accepted for deposit unless accompanied by evidence satisfactory to the Depositary (which may include an opinion of counsel) that any necessary approval has been granted by the governmental agency in Sweden, if any, which is then performing the function of the regulation of currency exchange. If required by the Depositary, Shares presented for deposit at any time, whether or not the transfer books of the Company (or the appointed agent of the Company for transfer and registration of the Shares, which may but need not be the VPC) are closed, shall also be accompanied by an agreement or assignment, or other instrument satisfactory to the Depositary, which will provide for the prompt transfer to the Depositary of any dividend or right to subscribe for additional Shares or any other securities or to receive other property which any person in whose name the Shares are or have been recorded may thereafter receive upon or in respect of any such deposited Shares, or in lieu thereof, such agreement of indemnity or other agreement as shall be satisfactory to the Depositary.

                  At the request, risk and expense of any holder of Shares, and for the account of such holder, the Depositary may receive Shares to be deposited, together with the other instruments herein specified, for the purpose of forwarding such Shares to a Custodian for deposit hereunder.

                  Upon each delivery to a Custodian of Shares to be deposited hereunder, together with the other documents above specified, such Custodian shall, as soon as transfer and recordation can be accomplished, request the Company (or the appointed agent of the Company for transfer and registration of the Shares, which may but need not be the VPC) to transfer and record the Shares being deposited in the name of the Depositary or its nominee.

                  Deposited Securities shall be held by the Deposi'tary or by a Custodian for the account and to the order of the Depositary or at such other place or places as the Depositary shall determine.

                  The Nominee may be a Custodian or another Swedish entity entitled to act as nominee under relevant Swedish laws and regulations. Certificates for Shares may be kept in a joint deposit account by the Nominee, and all Shares deposited with the Nominee may be represented by one single certificate.

                  SECTION 2.03. Execution and Delivery of Receipts. Upon receipt
                                ----------------------------------
and acceptance by a Custodian of a deposit pursuant to Section 2.02 hereunder (and in addition, if the transfer books of the Company (or the appointed agent of the Company for transfer and registration of the Shares, which may but need not be the VPC) are open, a proper acknowledgment or other evidence from the Company (or the appointed agent of the Company for transfer and registration of the Shares, which may but need not be the VPC) satisfactory to the Depositary that any Deposited Securities have been recorded upon the books of the Company (or the appointed agent of the Company for transfer and registration of the Shares, which may but need not be the VPC) in the name of the Depositary or its Nominee), together with the other documents required as above specified, such Custodian shall notify the Depositary of such deposit and the person or persons to whom or upon whose written order a Receipt or Receipts are deliverable in respect thereof and the number of American Depositary Shares to be evidenced thereby. Such notification shall be made by letter or, at the request, risk and expense of the person making the deposit, by cable, telex or facsimile transmission. Upon receiving such notice from such Custodian, the Depositary, subject to the terms and conditions of this Deposit Agreement, shall execute and deliver at its Principal Office to or upon the order of the person or persons named in the notice delivered to the Depositary, a Receipt or Receipts, registered in the name or names requested by such person or persons and evidencing in the aggregate the number of American Depositary Shares to which such person is entitled, but only upon payment to the Depositary of the fee of the Depositary for the issuance, execution and delivery of such Receipt or Receipts (as set forth on Exhibit B hereto) and of all taxes and governmental charges and fees payable in connection with such deposit and the transfer of the deposited Shares.

                  SECTION 2.04. Transfer of Receipts; Combination and Split-up
                                ----------------------------------------------
of Receipts. The Depositary, subject to the terms and conditions of this Deposit
-----------
Agreement, shall register transfers of Receipts on its transfer books, upon any surrender of a Receipt by the Holder thereof in person or by duly authorized attorney, properly endorsed or accompanied by proper instruments of transfer and duly stamped as may be required by the laws of the State of New York, the United States of America or Sweden. Thereupon the Depositary shall execute a new Receipt or Receipts and deliver the same to or upon the order of the person entitled thereto.

                  The Depositary, subject to the terms and conditions of this Deposit Agreement, shall upon surrender of a Receipt or Receipts for the purpose of effecting a split-up or combination of such Receipt or Receipts, execute and deliver a new Receipt or Receipts for any authorized number of American Depositary Shares requested, representing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered.

                  SECTION 2.05. Surrender of Receipts and Withdrawal of Shares.
                                -----------------------------------------------
 Upon surrender at the Principal Office of the Depositary of a Receipt for the purpose of withdrawal of the Deposited Securities represented thereby, and upon payment of the fee of the Depositary for the cancellation of Receipts (as set forth on Exhibit B hereto) and subject to the terms and conditions of this Deposit Agreement, the Holder of such Receipt shall be entitled to delivery, to him or upon his order, of the Deposited Securities at the time represented by such Receipt. Delivery of such Deposited Securities may be made by the delivery of a certificate or certificates therefor, or any other appropriate evidence of title thereto properly endorsed or accompanied by proper instruments of transfer to such Holder or as ordered by him. Such delivery shall be made, as hereinafter provided, without unreasonable delay.

                  A Receipt surrendered for such purposes may be required by the Depositary to be properly endorsed in blank or accompanied by proper instruments of transfer in blank, and the Holder thereof shall execute and deliver to the Depositary a written order directing the Depositary to cause the Deposited Securities being withdrawn to be delivered to or upon the written order of a person or persons designated in such order. Thereupon the Depositary shall direct a Custodian to deliver at the office of such Custodian, subject to Sections 2.06, 3.01 and 3.02 and to the other terms and conditions of this Deposit Agreement, to or upon the written order of the person or persons designated in the order delivered to the Depositary as provided above, the Deposited Securities represented by such Receipt, except that the Depositary may make delivery to such person or persons at the request, risk and expense of each Holder to the Principal Office of the Depositary of any dividends or distributions with respect to the Deposited Securities represented by such Receipt, or of any proceeds of sale of any dividends, distributions or rights with respect to the Deposited Securities, which may at the time be held by the Depositary.

                  At the request, risk and expense of any Holder so surrendering a Receipt, and for the account of such Holder, the Depositary shall direct such Custodian to forward a certificate or certificates or other appropriate evidence of title and other proper documents of title for the Deposited Securities represented by such Receipt to the Depositary for delivery at the Principal Office of the Depositary. Such direction shall be given by letter or, at the request, risk and expense of such Holder, by cable, telex or facsimile transmission.

                  SECTION 2.06. Limitations on Execution and Delivery, Transfer,
                                -----------------------------------------------
Etc, of Receipts; Suspension of Delivery, Transfer, Etc. As a condition
-------------------------------------------------------
precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any Receipt or withdrawal of any Deposited Securities, the Depositary or the Custodian may require payment from the presenter of the Receipt of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and payment of any applicable fees as herein provided, may require the production of proof satisfactory to it as to the identity and genuineness of any signature and may also require compliance with such regulations, if any, as the Depositary may establish consistent with the provisions of this Deposit Agreement, together with any laws or governmental regulations relating to the American Depositary Shares or to the withdrawal of Deposited Securities.

                  The delivery of Receipts against deposits of Shares generally or against deposits of particular Shares may be suspended, or the delivery of Receipts against the deposit of particular Shares may be withheld, or the registration of transfer of Receipts in particular instances may be refused, or the registration of transfer or surrender of outstanding Receipts generally may be suspended, during any period when the transfer books of the Depositary or the Company are closed, or if any such action is deemed necessary or advisable by the Depositary or the Company, in good faith, at any time or from time to time because of any requirement of law or of any government or governmental body or commission, or under any provision of this Deposit Agreement. Notwithstanding any other provision of this Deposit Agreement, the surrender of outstanding Receipts and withdrawal of Deposited Securities may not be suspended, except as required in connection with (i) temporary delays caused by closing the transfer books of the Depositary or the Company (or the appointed agent for the Company for the transfer and registration of Shares) or the deposit of Shares in connection with voting at a shareholders' meeting, or the payment of dividends,
(ii) the payment of fees, taxes and similar charges, and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities. Without limitation of the foregoing, the Depositary shall not knowingly accept for deposit under this Deposit Agreement any Shares required to be registered under the provisions of the Securities Act of 1933, unless a registration statement is in effect as to such Shares.

                  SECTION 2.07. Lost Receipts, Etc. In case any Receipt shall be
                                ------------------
mutilated, destroyed, lost or stolen, the Depositary shall execute and deliver a new Receipt of like tenor, in exchange and substitution for such mutilated Receipt upon cancellation thereof, or in lieu of and in substitution for such destroyed, lost or stolen Receipt, upon the Holder thereof filing with the Depositary (a) a request for such exchange and delivery before the Depositary has notice that the Receipt has been acquired by a bona fide purchaser and (b) a sufficient indemnity bond and satisfying any other reasonable requirements imposed by the Depositary.

                  SECTION 2.08. Cancellation and Destruction of Surrendered
                                -------------------------------------------
Receipts.  All Receipts surrendered to the Depositary  shall be cancelled by the
--------
Depositary. The Depositary is authorized to destroy Receipts so cancelled.


                                  ARTICLE III
                   CERTAIN OBLIGATIONS OF HOLDERS OF RECEIPTS
                  -------------------------------------------

                  SECTION 3.01. Filing Proofs, Certificates and Other
                                -------------------------------------
Information. Any person presenting Shares for deposit or any Holder of a Receipt
-----------
may be required from time to time to file such proof of citizenship, residence or exchange control approval, to provide information relating to the registration on the books of the Company of the Shares presented for deposit or other information, to execute such certificates and to make such representations and warranties, as the Depositary may deem necessary or proper to comply with applicable laws or regulations or to enable the Depositary to perform its obligations hereunder. The Depositary may withhold the execution or delivery or registration of transfer of any Receipt or the distribution or sale of any dividend or other distribution of rights or of the proceeds thereof or the delivery of any Deposited Securities until such proof or other information is filed or such certificates are executed or such representations and warranties are made. The Depositary shall, upoh the written request and at the expense of the Company, provide the Company, in a timely manner, with copies of any such proofs of citizenship or residence, or exchange control approval which it receives.

                  SECTION 3.02. Liability of Holder for Taxes. If any tax or
                                -----------------------------
other governmental charge shall become payable with respect to any Deposited Securities evidenced by any Receipt, such tax or other governmental charge shall be payable by the Holder of such Receipt to the Depositary. The Depositary may refuse to effect any transfer of such Receipt or any withdrawal of Deposited Securities represented thereby until such payment is made, and may withhold any dividends or other distributions, or may sell for the account of the Holder thereof any part or all of the Deposited Securities evidenced by such Receipt, and may apply such dividends or other distributions or the proceeds of any such sale in payment of such tax or other governmental charge, the Holder of such Receipt remaining liable for any deficiency.

                  SECTION 3.03. Warranties on Deposit of Shares. Each person
                                -------------------------------
depositing Shares under this Deposit Agreement shall be deemed thereby to represent and warrant that (i) such Shares are validly issued, fully paid and non-assessable and free of any pre-emptive rights, (ii) the person making such deposit is duly authorized to do so and (iii) such Shares are not, and the Receipts issuable upon deposit thereof will not be, required to be registered under the Securities Act of 1933 prior to being offered and sold publicly in the U.S. Such representations and warranties shall survive the deposit of Shares and the issuance of Receipts in respect thereof.

                  SECTION 3.04. Disclosure of Interests. Each Holder agrees to
                                -----------------------
comply with the provisions of the Articles of Association of the Company and the laws of Sweden with regard to notification to the Company of interests in Shares, which include provisions requiring a Holder to disclose acquisitions or dispositions of Shares (or Share equivalents) within a prescribed period of time.


                                   ARTICLE IV
                            THE DEPOSITED SECURITIES
                            ------------------------


                  SECTION 4.01. Power of Attorney. Each Holder upon acceptance
                                -----------------
of a Receipt issued in accordance with the terms hereof thereby appoints the Depositary its agent, with power to delegate, to act on its behalf and to take any and all steps or action provided for or contemplated herein with respect to the Deposited Securities, including but not limited to those set forth in this
Article IV, and to take such further steps or action as the Depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of this Deposit Agreement.

                  SECTION 4.02. Cash Distributions; Withholding. Whenever the
                                -------------------------------
Custodian or the Depositary receives any cash dividend or other cash distribution by the Company on any Deposited Securities, the Custodian or the Depositary, as the case may be, shall, subject to the provisions of Section 4.06, convert such dividend or distribution into dollars and shall, in the case of the Custodian, remit the amount thus received to the Depositary which shall distribute such amount to the Holders of Receipts entitled thereto in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively; provided, however, that in the event that the Company, the Custodian or the Depositary shall be required to withhold and does withhold from any cash dividend or other cash distribution in respect of any Deposited Securities an amount on account of taxes, the amount distributed to the Holder of Receipts for American Depositary Shares representing such

Deposited  Securities shall be reduced  accordingly.   The  Depositary  shall
distribute only such amount, however, as can be distributed without attributing to any Holder of a Receipt a fraction of one cent, and any balance not so distributable shall be held by the Depositary (without liability for interest thereon) and shall be added to and become part of the next sum received by the Depositary for distribution to Holders of Receipts then outstanding. The Company or its agent or the Depositary or its agent, as appropriate, will remit to the appropriate governmental authority or agency in Sweden all amounts withheld and owing to such authority or agency. The Depositary will as promptly as practicable forward to the Company or its agent such information from its records as the Company may reasonably request to enable the Company or its agent to file necessary reports with governmental authorities or agencies, and either the Depositary, the Custodian or the Company or its agent may file any such reports necessary to obtain benefits under the applicable tax treaties for the Holders of Receipts.

                  SECTION 4.03. Distributions Other Than Cash or Shares.
                                ---------------------------------------
Whenever the Custodian shall receive any distribution other than cash or Shares upon any Deposited Securities, the Depositary shall cause the securities or property received by the Custodian to be distributed to the Holders of Receipts entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, in any manner that the Depositary may deem equitable and practicable for accomplishing such distribution; provided, however, that if in the opinion of the Depositary it cannot cause such securities or property to be distributed or such distribution cannot be made proportionately among the Holders of Receipts entitled thereto, or if for any other reason (including any requirement that the Company or the Depositary withhold an amount on account of taxes) the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable and practicable for the purpose of effecting such distribution, including the sale (at public or private sale) of the securities or property thus received, or any part thereof, and the net proceeds of any such sale shall be distributed by the Depositary to the Holders of Receipts entitled thereto as in the case of a distribution received in cash.

                  SECTION 4.04. Distributions in Shares. If any distribution
                                -----------------------
upon any Deposited Securities consists of a dividend in, or free distribution of, Shares, the Depositary may, with the Company's approval, and shall, if the Company shall so request, distribute to the Holders of outstanding Receipts entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, additional Receipts for an aggregate number of American Depositary Shares representing the number of Shares received as such dividend or free distribution. In lieu of delivering Receipts for fractional American Depositary Shares in any such case, the Depositary may sell the number of Shares represented by the aggregate of such fractions and distribute the net proceeds, all in the manner and subject to the conditions described in Section 4.02. If additional Receipts are not so distributed (except as pursuant to the preceding sentence), each American
Depositary  Share  shall   thenceforth  also  represent  the  additional  Shares
distributed upon the Deposited Securities represented thereby.

                  SECTION 4.05. Rights. In the event that the Company shall
                                ------
offer or cause to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary shall after consultation with the Company have discretion as to the procedure to be followed in making such rights available to the Holders of Receipts or in disposing of such rights on behalf of such Holders and making the net proceeds available in dollars to such Holders; provided, however, that the Depositary will, if requested by the Company, take action as follows:

                  (i) if at the time of the offering of any rights the Depositary determines that it is lawful and feasible to make such rights available to Holders of Receipts by means of warrants or otherwise, the Depositary shall distribute warrants or other instruments therefor in such form as it may determine to the Holders entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, or employ such other method as it may deem feasible in order to facilitate the exercise, sale or transfer of rights by such Holders; or

                  (ii) if at the time of the offering of any rights the Depositary determines that it is not lawful or not feasible to make such rights available to Holders of Receipts by means of warrants or otherwise, or if the rights represented by such warrants or such other instruments are not exercised and appear to be about to lapse, the Depositary in its discretion may sell such rights or such warrants or other instruments at public or private sale, at such place or places and upon such terms as it may deem proper, and allocate the proceeds of such sale for the account of the Holders of Receipts otherwise entitled to such rights, warrants or other instruments upon an averaged or other practicable basis without regard to any distinctions among such Holders because of exchange restrictions or the date of delivery of any Receipt or Receipts, or otherwise.

                  If registration under the Securities Act of 1933 of the securities to which any rights relate is required in order for the Company to offer such rights to Holders of Receipts and to sell the securities represented by such rights, the Depositary will not offer such rights to the Holders of Receipts unless and until a registration statement is in effect, or unless the offering and sale of such securities to the Holders of such Receipts are exempt from registration under the provisions of such Act.

                  SECTION 4.06. Conversion of Foreign Currency. Whenever the
                                ------------------------------
Depositary shall receive any currency other than dollars, by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights, and if at the time of the receipt thereof the currency so received can in the judgment of the Depositary be converted on a reasonable basis into dollars distributable to the Holders of the Receipts entitled thereto and the resulting dollars transferred to the United States, the Depositary shall convert or cause to be converted, by sale or in any other manner that it may determine, such foreign currency into dollars, and such dollars (less any reasonable and customary expenses incurred by the Depositary in the conversion of the foreign currency) shall be distributed to the Holders of Receipts entitled thereto or, if the Depositary shall have distributed any warrants or other instruments which entitle the holders thereof to such dollars, then to the holders of such warrants and/or instruments upon surrender thereof for cancellation. Such distribution may be made upon an averaged or other practicable basis without regard to any distinctions among Holders on account of any application of exchange restrictions or otherwise.

                  If such conversion or distribution with regard to a particular Holder can be effected only with the approval or license of any government or agency thereof, the Depositary shall file such application for approval or license, if any, as it may deem desirable.

                  If at any time the Depositary shall determine that in its judgment any currency other than dollars received by the Depositary is not convertible on a reasonable basis into dollars distributable to the Holders of Receipts entitled thereto and transferrable to the United States, or if any approval or license of any government or authority or agency thereof which is required for such conversion is denied or in the opinion of the Depositary is not obtainable, or if any such approval or license is not obtained within a reasonable period as determined by the Depositary, the Depositary may distribute the foreign currency (or an appropriate document evidencing the right to receive such foreign currency) received by the Depositary to, or in its discretion may hold such foreign currency for the respective accounts of, the Holders of Receipts entitled to receive the same.

                  If any such conversion of foreign currency, in whole or in part, cannot be effected for distribution in dollars to some Holders of Receipts entitled thereto, the Depositary may in its discretion make such conversion and distribution in dollars to the extent permissible to the Holders of Receipts for whom such conversion and distribution is practicable and may distribute the balance of such foreign currency received by the Depositary to, or hold such balance for the account of, the Holders of Receipts for whom such conversion and distribution is not practicable.

                  SECTION 4.07. Fixing of Record Date. Whenever any cash
                                ---------------------
dividend or other cash distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued, with respect to the Deposited Securities, or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities, the Depositary shall fix a record date corresponding to the record date fixed by the Company for the Shares., if any) for (i) the determination of the Holders of Receipts who shall be entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof, or to give instructions for the exercise of voting rights at any such meeting or (ii) for fixing the date on or after which each American Depositary Share will evidence the changed number of Deposited Securities. Subject to the provisions of Sections 4.01 through 4.05 and to the other terms and conditions of this Deposit Agreement, only the Holders of Receipts on such record date shall be entitled to receive the amount distributable by the Depositary with respect to such dividend or other distribution or such rights or the net proceeds of sale thereof in proportion to the number of American Depositary Shares held by them respectively.

                  SECTION 4.08. Voting of Deposited Securities. Upon receipt of
                                ------------------------------
notice of any meeting of holders of Shares or other Deposited Securities, the Depositary shall, as soon as practicable thereafter, fix a record date for determining the Holders entitled to give instructions for the exercise of voting rights as provided in Section 4.07 and shall mail to the Holders of record a notice which shall contain: (a) such information as is contained in such notice of meeting, (b) a statement, in a form provided to the Depositary on a timely basis by the Company, that the Holders of record at the close of business on a specified record date will be entitled, subject to any applicable provisions of Swedish law and of the Articles of Association of the Company (which provisions, if any, shall be summarized in pertinent part), to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Shares or other Deposited Securities evidenced by their respective Receipts, and (c) a brief statement as to the manner in which such instructions may be given. A precondition for exercising any such voting rights is that such Holder is registered in the register of stockholders of the Company not less than ten business days prior to the date of the meeting and gives notice of its intention to attend the meeting, in person or by proxy, not later than a date (being not earlier than five days before the meeting) specified in the notice convening the meeting. Pursuant to these requirements, Holders of Receipts will be entitled to deposit their Receipts in a blocked account with the Depositary and to instruct the Depositary to request a Custodian to cause the equivalent underlying Shares to be registered in the Holder's name and to give notice to the Company of the Holder's intention to attend the meeting and to vote the Shares at such a meeting in person or by proxy. Such notice shall also contain a statement that a Holder of Receipts who deposits his Receipts in a blocked account with the Depositary and who instructs a Custodian to register in the Holder's name the equivalent underlying Shares for the purpose of voting such Shares at any meeting of holders of Shares may instruct the Depositary, immediately following any such meeting, to request such Custodian to reregister the Shares in the name in which such Shares were previously registered and to release to the Holder from the blocked account the Receipts representing such Shares.

                  SECTION 4.09. Changes Affecting Deposited Securities. Upon any
                                --------------------------------------
change in nominal value, split-up, consolidation, cancellation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary or the Custodian in exchange for or in conversion (replacement or otherwise) of or in respect of Deposited Securities shall be treated as new Deposited Securities, and the American Depositary Shares shall thenceforth represent the right to receive new Deposited Securities so received in exchange or conversion, unless additional or new Receipts are delivered pursuant to the following sentence. In any such case, the Depositary may execute and deliver additional Receipts as in the case of a stock dividend on the Shares, or call for the surrender of outstanding Receipts to be exchanged for new Receipts specifically describing such new Deposited Securities.

                  Immediately upon the occurrence of any such change, conversion or exchange covered by this Section in respect of the Deposited Securities, the Depositary shall give notice thereof, at the Company's expense, in writing to all Holders of Receipts.

                  SECTION 4.10. Available Information. The Company is currently
                                ---------------------
subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and accordingly files certain reports with the Commission. These public reports can be inspected by Holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

                  SECTION 4.11. Reports. The Depositary shall make available for
                                -------
inspection by Holders of Receipts at its Principal Office any reports and communications received from the Company which are both (a) received by the Depositary or a Custodian or the nominee of any of such persons as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company. The Depositary shall also send to Holders of Receipts copies of such reports when furnished by the Company to the Custodian pursuant to Section 5.06. To the extent required under the Securities Exchange Act of 1934, such reports and communications shall be in English.

                  The Depositary shall furnish to the Commission semi-annually, with a copy to the Company upon the written request and at the expense of the Company, the following information in tabular form:

                  (1) The number of American Depositary Shares evidenced by
                Receipts issued during the period covered by the report;

                  (2) The number of American Depositary Shares evidenced by
                Receipts retired during the period covered by the report;

                  (3) The total amount of American Depositary Shares evidenced by Receipts remaining outstanding at the end of the six-month period; and

                  (4) The total number of Holders of Receipts at the end of the six-month period.

                  The Depositary shall also furnish the Commission with the name of each dealer known to the Depositary depositing Shares against issuance of Receipts during the period covered by the report. The Company shall furnish the Depositary with the names of each such dealer known to the Company, and the Depositary shall include in its report to the Commission the names of such dealer or dealers which are supplied by the Company. As used herein, the term "dealer" shall have the meaning set forth in Section 3(a)(5) of the Securities Exchange Act of 1934.

                  SECTION 4.12. Lists of Receipt Holders. Promptly upon request
                                ------------------------
by the Company, the Depositary shall furnish to it a list, as of a recent date, of the names, addresses and holdings of American Depositary Shares by all persons in whose names Receipts are registered on the books of the Depositary.

                  SECTION 4.13. Withholding. Notwithstanding any other provision
                                -----------
of this Deposit Agreement, in the event that the Depositary determines that any distribution in property (including Shares or rights to subscribe therefor) is subject to any tax which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes, by public or private sale, at such place or places and upon such terms as it may deem proper, and the Depositary shall distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes to the Holders of Receipts entitled thereto in proportion to the number of American Depositary Shares held by them respectively.

                  To the extent practicable, the Depositary or the Custodian will facilitate all administrative actions necessary to obtain all tax refunds and to reduce Swedish withholding taxes on dividends and other distributions on the Deposited Securities.


                                   ARTICLE V
                 THE DEPOSITARY, THE CUSTODIAN AND THE COMPANY
                 ---------------------------------------------


                  SECTION 5.01. Maintenance of Office and Transfer Books by the
                                ------------------------------------------------
Depositary. Until termination of this Deposit Agreement in accordance with its
----------
terms, the Depositary shall maintain in the Borough of Manhattan, The City of New York, facilities for the execution and delivery, registration, registration of transfers and surrender of Receipts in accordance with the provisions of this Deposit Agreement.

                  The Depositary shall keep books for the registration of Receipts and transfers of Receipts which at all reasonable times shall be open for inspection by the Holders of Receipts and the Company, provided that such inspection shall not be for the purpose of communicating with Holders of Receipts in the interest of a business or object other than the business of the Company or a matter related to this Deposit Agreement or the Receipts.

                  The Depositary may close the transfer books, at any time or from time to time, when deemed expedient by it in connection with the performance of its duties hereunder.

                  If any Receipts or the American Depositary Shares evidenced thereby are listed on one or more stock exchanges or automated quotation systems in the United States, the Depositary shall act as Registrar or, at the request of or with the approval of the Company, appoint a Registrar or one or more co-registrars for registry of such Receipts in accordance with any requirements of such exchange or exchanges or system or systems. Such Registrar or co-registrars may be removed and a substitute or substitutes appointed by the Depositary upon the request or with the approval of the Company. The Depositary, at the request of or with the approval of the Company, may appoint one or more co-transfer agents for the purpose of effecting transfers, combinations and split-ups of Receipts at designated transfer offices on behalf of the Depositary. Such co-transfer agent or agents may be removed and a substitute or substitutes appointed by the Depositary upon the request of or with approval of the Company. Each Receipt registrar, co-registrar or co-transfer agent appointed under this Section 5.01 shall give notice in writing to the Company and the Depositary accepting such appointment and agreeing to be bound by the applicable terms of this Deposit Agreement.

                  SECTION 5.02. Prevention or Delay in Performance by the
                                -----------------------------------------
Depositary or the Company. Neither the Depositary nor the Company shall incur
-------------------------
any liability to any Holder of any Receipt, if by reason of any provision of any present or future law of the United States or of Sweden or any other country, or of any other governmental authority, or by reason of any provision, present or future, of the Articles of Association of the Company, or by reason of any act of God or war or other circumstances beyond its control, the Depositary shall be prevented or forbidden from doing or performing any act or thing which by the terms of this Deposit Agreement it is provided shall be done or performed; nor shall the Depositary incur any liability to any Holder of a Receipt by reason of any non-performance or delay, caused as aforesaid, in performance of any act or thing which by the terms of this Deposit Agreement it is provided shall or may be done or performed, or by reason of any exercise of, or failure to exercise, any discretion provided for in this Deposit Agreement.

                  SECTION 5.03. Obligations of the Depositary, the Custodian and
                                ------------------------------------------------
the Company. The Company assumes no obligation nor shall it be subject to any
-----------
liability under this Deposit Agreement to Holders of Receipts, except that it agrees to act in good faith and without negligence in the performance of its obligations set forth' in this Deposit Agreement.

                  The Depositary assumes no obligation nor shall it be subject to any liability under this Deposit Agreement to Holders of Receipts (including, without limitation, liability with respect to the validity or worth of the Deposited Securities), except that it agrees to act in good faith and without negligence in the performance of such duties as are specifically set forth in this Deposit Agreement.

                  Neither the Depositary nor the Company shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense and liability be furnished as often as may be required, and no Custodian shall be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary.

                  Neither the Depositary nor the Company shall be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder of a Receipt, or any other person believed by it in good faith to be competent to give such advice or information.

                  The Depositary shall not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or omission is in good faith and in accordance with the terms of this Deposit Agreement.

                  No disclaimer of liability under the Securities Act of 1933 is intended by any provision of this Deposit Agreement.

                  SECTION 5.04. Resignation and Removal of the Depositary;
                                ------------------------------------------
Appointment of Successor Depositary.   The Depositary may at any time resign as
-----------------------------------
Depositary hereunder by written notice of its election to do so delivered to the Company, such resignation to take effect upon the appointment of a successsor depositary and its acceptance of such appointment as hereinafter provided.

                  The Depositary may at any time be removed by the Company by written notice of such removal effective upon the appointment of a successor depositary and its acceptance of such appointment as hereinafter provided.

                  In case at any time the Depositary acting hereunder shall resign or be removed, the Company shall use its best efforts to appoint a successor depositary, which shall be a bank or trust company having an office in the Borough of Manhattan, The City of New York. Every successor depositary shall execute and deliver to its predecessor and to the Company an instrument in writing accepting its appointment hereunder, and thereupon such successor depositary, without any further act or deed, shall become fully vested with all the rights, powers, duties and obligations of its predecessor; but such predecessor, nevertheless, upon payment of all sums due it and on the written request of the Company shall execute and deliver an instrument transferring to such successor all rights and powers of such predecessor hereunder, shall duly assign, transfer and deliver all right, title and interest in the Deposited Securities to such successor, and shall deliver to such successor a list of the Holders of all outstanding Receipts and such other books and records maintained by such predecessor with respect to its function as Depositary hereunder. Any such successor depositary shall promptly mail notice of its appointment to the Holders of Receipts.

                  Any corporation into or with which the Depositary may be merged or consolidated shall be the successor of the Depositary without the execution or filing of any document or any further act.

                  SECTION 5.05. The Custodians. The Custodians in acting
                                --------------
hereunder shall be subject at all times and in all respects to the direction of the Depositary and shall be responsible solely to it. Any Custodian may resign and be discharged from its duties hereunder by notice of such resignation delivered to the Depositary at least 30 days prior to the date on which such resignation is to become effective. If upon such resignation there shall be no Custodian acting hereunder, the Depositary shall, promptly after receiving such notice, appoint a substitute custodian which shall thereafter be Custodian hereunder. Whenever the Depositary determines, in its discretion, that it is in the best interest of the Holders of Receipts to do so, it may appoint a substitute or an additional custodian, which shall thereafter be a Custodian hereunder. Upon demand of the Depositary, the predecessor Custodian shall shall deliver such of the Deposited Securities held by it and such other books and records maintained by such predecessor with respect to its function as a Custodian hereunder, as are requested of it to any other Custodian or such substitute or additional custodian or custodians. Each such substitute or additional custodian shall deliver to the Depositary forthwith upon its appointment an acceptance of such appointment satisfactory in form and substance to the Depositary. Immediately upon any such change, the Depositary shall give notice thereof in writing to all Holders of Receipts.

                  Upon the appointment of any successor depositary hereunder, each Custodian then acting hereunder shall forthwith become, without any further act or writing, the agent hereunder of such successor depositary and the appointment of such successor depositary shall in no way impair the authority of any Custodian hereunder; but the successor depositary so appointed shall, nevertheless, on the written request of any Custodian, execute and deliver to such Custodian all such instruments as may be proper to give to such Custodian full and complete power and authority as agent hereunder of such successor depositary.

                  SECTION 5.06. Notices and Reports. Upon the giving of notice
                                -------------------
by the Company, by publication or otherwise, of any meeting of holders of Shares or other Deposited Securities, or of any adjourned meeting of such holders, or of the taking of any action in respect of any cash or other distributions or the offering of any rights in respect of Deposited Securities, the Company agrees to transmit to the Custodians a copy of the notice thereof in the form given to holders of such Shares or other Deposited Securities.

                  The Depositary, at the Company's expense, will arrange for the prompt transmittal by the Custodians to the Depositary of such notices and any other reports and communications which are made generally available by the Company to holders of its Shares, and arrange for the mailing, at the Company's expense, of copies thereof to all Holders of Receipts.

                  SECTION 5.07. Issuance of Additional Shares, Etc. The Company
                                -----------------------------------
agrees that in the event of any issuance of additional Shares or of other securities (including rights to subscribe for additional Shares or other securities and convertible or exchangeable securities) as a dividend or distribution with respect to the Shares or other Deposited Securities evidenced by Receipts, the Depositary shall not distribute any such additional Shares or other securities to the Holders unless the Company shall have promptly furnished to the Depositary a written opinion from counsel for the Company in the United

States, which counsel shall be satisfactory to the Depositary, stating whether or not the circumstances of such issue are such as to make it necessary for a registration statement under the Securities Act of 1933 to be in effect prior to making such dividend or distribution available to the Holders entitled thereto. If in the opinion of such counsel a registration statement is required, such counsel shall furnish to the Depositary a written opinion as to whether or not there is a registration statement in effect which will cover the issuance of such securities.

                  The Company agrees with the Depositary that neither the Company nor any company controlled by the Company will at any time deposit any Shares, either upon original issuance or upon a sale of Shares previously issued and reacquired by the Company or by any company under its control, unless a registration statement is in effect as to such Shares under the Securities Act of 1933 or unless the offering and sale of such Shares is exempt from registration under the provisions of such Act or the transaction is exempt under such Act.

                  SECTION 5.08. Indemnification. The Company agrees to indemnify
                                ---------------
the Depositary and each Custodian against, and hold each of them harmless from, any liability or expense which may arise out of acts performed or omitted, in accordance with the provisions of this Deposit Agreement and of the Receipts, as the same may be amended, modified or supplemented from time to time, (i) by either the Depositary or such Custodian, except for any liability or expense arising out of the negligence or bad faith of either of them, or (ii) by the Company or any of its agents.

                  The Depositary agrees to indemnify the Company and hold it harmless from any liability which may arise out of acts performed or omitted by the Depositary or any Custodian due to its negligence or bad faith.

                  SECTION 5.09. Charges of Depositary. The Company agrees to pay
                                ---------------------
all charges and expenses of the Depositary as shown in Exhibit B hereto, and those of the Registrar, in each case other than (1) the fees of the Depositary for the execution and delivery of Receipts pursuant to Section 2.03 and the surrender of Receipts pursuant to Section 2.05, (2) taxes and other governmental charges, (3) such fees as may from time to time be in effect for the registration, exchange or transfer of Shares generally on the share register of the Company (or the appointed agent of the Company for transfer and registration of Shares, which may but need not be the VPC) in connection with the making of deposits and withdrawals hereunder and accordingly applicable to transfers of Shares to the name of the Depositary or its Nominee on the making of deposits hereunder, (4) such cable, telex and facsimile transmission expenses as are expressly provided in this Deposit Agreement to be at the expense of persons depositing Shares or Holders of Receipts and (5) such expenses as are incurred by the Depositary in the conversion of foreign currency pursuant to Section
4.04. Any other charges and expenses of the Depositary hereunder will be paid by the Company after consultation and agreement between the Depositary and the Company as to the amount and nature of such charges and expenses. Such charges may at any time and from time to time be changed by agreement between the Company and the Depositary. The Depositary shall present its statement for such charges and expenses to the Company once every three months. The charges and expenses of a Custodian are for the sole account of the Depositary.

                  SECTION 5.10. Certain Rights of the Depositary; Limitations.
                                ---------------------------------------------
Subject to the further terms and provisions of this Section 5.10, the Depositary and its agents, on their own behalf, may own and deal in any class of securities of the Company and its affiliates and in Receipts. The Depositary may issue Receipts for evidence of rights to receive Shares from the Company, or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Shares. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of Shares furnished on behalf of the holder thereof. The Depositary shall not lend Shares or Receipts; provided, however, that the Depositary may (i) issue Receipts prior to the receipt of Shares pursuant to Section 2.02 of this Deposit Agreement, and (ii) deliver Shares prior to the receipt and cancellation of Receipts pursuant to Section 2.05 of this Deposit Agreement, including Receipts which were issued under (i) above but for which Shares may not have been received. The Depositary may receive Receipts in lieu of Shares under (i) above and receive Shares in lieu of Receipts under (ii) above. Each such transaction will be (a) accompanied by or subject to (x) a written agreement whereby the person to whom Receipts or Shares are to be delivered represents that such person, or its customer, owns the Shares or Receipts to be remitted, as the case may be, or (y) such evidence of ownership of Shares or Receipts, as the case may be, as the Depositary deems appropriate, (b) at all times fully collateralized with cash, United States government securities or such other collateral of comparable safety and liquidity, (c) terminable by the Depositary on not more than five (5) business days' notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will normally limit the number of Receipts and Shares involved in such transactions at any one time to thirty percent (30%) of the Receipts outstanding (without giving effect to Receipts outstanding under (i) above), or Shares held hereunder, respectively; provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary will also set limits with respect to the number of Receipts and Shares involved in transactions to be effected hereunder with any one person on a case by case basis as it deems appropriate.

                  The Depositary may retain for its own account any compensation received by it in connection with the foregoing. Such collateral, but not the earnings thereon, shall be held for the benefit of the Holders only.


                                   ARTICLE VI
                           AMENDMENT AND TERMINATION
                           -------------------------


                  SECTION 6.01. Amendment. The form of the Receipts and any
                                ---------
provisions of this Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary in any respect which they may deem necessary or desirable. Any amendment which shall impose or increase any fees or charges (subject to the next succeeding sentence and other than taxes and other governmental charges), or which shall otherwise prejudice any substantial existing right of Holders of Receipts, shall not, however, become effective as to outstanding Receipts until the expiration of three months after notice of such amendment shall have been given to the Holders of outstanding Receipts. Any other amendment which shall increase the fees of Depositary for the issuance, execution and delivery, or cancellation ofReceipts shall not become effective as to outstanding Receipts until the expiration of thirty days after notice of such amendment shall have been given to the Holders of outstanding Receipts. Every Holder of a Receipt at the time any amendment so becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Holder of any Receipt to surrender such Receipt and receive therefor the Deposited Securities represented thereby.

                  SECTION 6.02. Termination. The Depositary shall at any time at
                                -----------
the direction of the Company terminate this Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate this Deposit Agreement if at any time 60 days shall have expired after the Depositary shall have delivered to the Company a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment as provided in Section 5.04 within such 60 days. If any Receipts shall remain outstanding after the date of termination, the Depositary thereafter shall discontinue the registration of transfers of Receipts, shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under this Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights as provided in this Deposit Agreement, and shall continue to deliver Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary. At any time after the expiration of six months from the date of termination, the Depositary may sell at public or private sale, at such place or places and upon such terms as it may deem proper, the Deposited Securities then held hereunder and may thereafter hold the net proceeds of any such sale, together with any other cash then held by it hereunder, unsegregated and without liability for interest, for the pro rata benefit of the Holders of Receipts which have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations under this Deposit Agreement, except to account for such net proceeds and other cash. Upon the termination of this Deposit Agreement, the Company shall be discharged from all obligations under this Deposit Agreement except for its obligations to the Depositary under Sections
5.08 and 5.09 hereof.


                                  ARTICLE VII
                                 MISCELLANEOUS
                                 -------------


                  SECTION 7.01. Counterparts. This Deposit Agreement may be
                                ------------
executed in any number of counterparts, each of which shall be deemed an original and all of such counterparts shall constitute one and the same instrument. Copies of this Deposit Agreement shall be filed with the Depositary and each Custodian and shall be open to inspection by any Holder of a Receipt during business hours.

                  SECTION 7.02. No Third Party Beneficiaries. This Deposit
                                ----------------------------
Agreement is for the exclusive benefit of the parties hereto and shall not be deemed to give any legal or equitable right, remedy or claim whatsoever to any other person.

                  SECTION 7.03. Severability. In case any one or more of the
                                ------------
provisions contained in this Deposit Agreement or in the Receipts should be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein or therein shall in no wise be affected, prejudiced or disturbed thereby.

                  SECTION 7.04. Holders and Parties; Binding Effect. The Holders
                                -----------------------------------
of Receipts from time to time shall be parties to this Deposit Agreement and shall be bound by all of the terms and conditions hereof and of the Receipts by acceptance thereof.

                  SECTION 7.05. Notices. Any and all notices to be given to the
                                -------
Company shall be deemed to have been duly given if personally delivered or sent by mail or cable, telex or facsimile transmission, confirmed by letter, addressed to AB Volvo, S-405 08, Goteborg, Sweden, Attention: Investor Relations, or at such other place which the Company may designate by giving notice thereof in writing to the Depositary and each Custodian.

                  Any and all notices to be given to the Depositary shall be deemed to have been duly given if personally delivered or sent by mail or cable, telex or facsimile transmission confirmed by letter, addressed to Citibank, N.A., 111 Wall Street, 5th Floor, New York, New York 10043, Attention: ADR Department, or to any other place to which the Depositary may have transferred its Principal Office and given notice thereof.

                  Any and all notices to be given to any Holder of a Receipt shall be deemed to have been duly given if personally delivered or sent by mail or cable, telex or facsimile transmission confirmed by letter, addressed to such Holder at the address of such Holder as it appears on the transfer books for Receipts of the Depositary, or, if such Holder shall have filed with the Depositary a written request that notices intended for such Holder be mailed to some other address, at the address designated in such request.

                  Delivery of a notice sent by mail or cable, telex or facsimile transmission shall be deemed to be effective at the time when a duly addressed letter containing the same (or a confirmation thereof in the case of a cable, telex or facsimile transmission) is deposited, postage prepaid, in a post-office letter box. The Depositary or the Company may, however, act upon any cable, telex or facsimile transmission received by it from the other or from any Holder of a Receipt, notwithstanding that such cable, telex or facsimile transmission shall not subsequently be confirmed by letter as aforesaid.

                  SECTION 7.06. Governing Law. This Deposit Agreement and the
                                -------------
Receipts shall be interpreted and all rights hereunder and thereunder and provisions hereof and thereof shall be governed by the laws of the State of New York.

                  SECTION 7.07. Headings. Headings contained herein are included
                                --------
for convenience only and are not to be used in construing or interpreting any provision hereof.

                  IN WITNESS WHEREOF, AKTIEBOLAGET VOLVO and CITIBANK, N.A. have duly executed this agreement as of the day and year first above set forth and all Holders of Receipts shall become parties hereto upon acceptance by them of Receipts issued in accordance with the terms hereof.


                                          AKTIEBOLAGET VOLVO


                                          By  /s/ Eva Persson
                                             --------------------------------
                                               Name:  Eva Persson
                                               Title: Vice President and
                                                      Assistant General
                                                      Counsel


                                          By  /s/ Peter Werklund
                                             --------------------------------
                                               Name: Peter Werklund
                                               Title: Vice President



                                          CITIBANK, N.A.


                                          By  /s/ Mary Lou Kelley
                                             --------------------------------
                                               Vice President

                                    EXHIBIT A
Number
                                                     AMERICAN DEPOSITARY SHARES
                                                          (REPRESENTING
                                                           ONE SHARE)

                           [FORM OF FACE OF RECEIPT]
                          AMERICAN DEPOSITARY RECEIPT
                                      FOR
                           AMERICAN DEPOSITARY SHARES
                                  representing
                                  B SHARES OF
                               AKTIEBOLAGET VOLVO
                    (Incorporated under the laws of Sweden)


                  CITIBANK, N.A., a national banking association organized and existing under the laws of the United States of America, as Depositary (the "Depositary"), hereby certifies that ______________________________ is the owner of ____________________ American Depositary Shares, representing deposited B Shares or evidence of rights to receive B Shares, SEK 5 nominal value per share ("Shares"), of Aktiebolaget Volvo, a corporation organized under the laws of Sweden (the "Company"). At the date of the Deposit Agreement (as hereinafter defined), one American Depositary Share represents one Share deposited under the Deposit Agreement with either of the Custodians which at the date of execution of the Deposit Agreement were Skandinaviska Enskilda Banken and Svenska Handelsbanken. The terms "deposit", "surrender" or "delivery", when used with respect to Shares, shall refer, where the context requires, to an entry or entries or an electronic transfer or transfers in an account or accounts maintained by institutions authorized under Swedish law to effect transfers of securities (which may but need not be the Vardepapperscentralen VPC Aktiebolag ("VPC")), and not to the physical transfer of certificates representing the Shares.

                  (1) The Deposit Agreement. This American Depositary Receipt is
                      ---------------------
one of an issue (herein called the Receipts), all issued and to be issued upon the terms and conditions set forth in the Amended and Restated Deposit Agreement, dated as of August 12, 1994 (the "Deposit Agreement"), by and among the Company, the Depositary and all Holders from time to time of Receipts issued thereunder, each of whom by accepting a Receipt agrees to become a party thereto and becomes bound by all the terms and provisions thereof. The Deposit Agreement sets forth the rights of Holders of the Receipts and the rights and duties of the Depositary in respect of the Shares deposited thereunder and any and all other securities, property and cash from time to time received in respect of such Shares and held thereunder (such Shares, securities, property and cash are herein called "Deposited Securities"). Copies of the Deposit Agreement are on file at the principal offices of the Depositary and the Custodians. The statements made on the face and the reverse of this Receipt are summaries of certain provisions of the Deposit Agreement and are qualified by and subject to the detailed provisions of the Deposit Agreement, to which reference is hereby made.

                  (2) Surrender of Receipts and withdrawal of Shares. Upon
                      ----------------------------------------------
surrender at the corporate trust office of the Depositary in the Borough of Manhattan, The City of New York (the "Principal Office") of this Receipt, and upon payment of the fee of the Depositary provided in paragraph (6) of this Receipt, and subject to the terms and conditions of the Deposit Agreement, the Holder hereof is entitled to delivery, to him or upon his order, of the Deposited Securities at the time represented by the American Depositary Shares for which this Receipt is issued. Delivery of such Deposited Securities may be made by the delivery of a certificate or certificates therefor, or any other appropriate evidence of title thereto properly endorsed or accompanied by proper instruments of transfer or other appropriate evidence of title to the order of the Holder hereof or as ordered by him or by the delivery of certificates or other appropriate evidence of title endorsed or accompanied by proper instruments of transfer. Such delivery will be made without unreasonable delay and, at the option of the Holder hereof, either at the office of any Custodian or at the Principal Office of the Depositary, provided that the forwarding of Shares or other Deposited Securities for such delivery at the Principal Office shall be at the risk and expense of the Holder hereof.

                  (3) Transfers, Split-ups and Combinations. This Receipt is
                      -------------------------------------
transferable on the books of the Depositary by the Holder hereof in person or by a duly authorized attorney, upon surrender of this Receipt properly endorsed or accompanied by proper instruments of transfer and duly stamped as may be required by law; provided, however, that the Depositary may close the transfer books, at any time or from time to time, when deemed expedient by it in connection with the performance of its duties under the Deposit Agreement. This Receipt may be split into other Receipts or may be combined with other Receipts into one Receipt, representing the same aggregate number of American Depositary Shares as the Receipt or Receipts surrendered. As a condition precedent to the execution and delivery, registration of transfer, split-up, combination or surrender of any Receipt or transfer or withdrawal of any Deposited Securities, the Depositary or a Custodian may require payment of a sum sufficient to reimburse it for any tax or other governmental charge (including, without limitation, any amounts in respect of applicable stamp taxes payable by a holder in accordance with the Deposit Agreement) and any stock transfer or registration fee with respect thereto and payment of any applicable fees as provided in paragraph (6) of this Receipt, may require the production of proof satisfactory to it as to the identity and genuineness of any signature and may also require compliance with such regulations, if any, as the Depositary may establish consistent with the provisions of this Deposit Agreement, together with any laws or governmental regulations relating to the American Depositary Shares or to the withdrawal of Deposited Securities.

                  The Depositary may refuse to execute and to deliver Receipts, register the transfer of any Receipt, or make any distribution of, or related to, Deposited Securities until it has received such proof of citizenship, residence, exchange control approval, legal or beneficial ownership, or other information as it may deem necessary or proper to comply with applicable laws or regulations or to enable the Depositary to perform its obligations under the Deposit Agreement. The delivery of Receipts against deposits of particular Shares may be suspended, or the delivery of Receipts against the deposit of particular Shares may be withheld or the registration of transfer of Receipts in particular instances may be refused, or the registration of transfer or surrender of outstanding Receipts generally may be suspended, during any period when the transfer books of the Depositary or the Company are closed, if any such action is deemed necessary or advisable by the Depositary or the Company at any time or from time to time in accordance with the Deposit Agreement. Notwithstanding any provision of the Deposit Agreement or this Receipt, the surrender of outstanding Receipts and withdrawal of Deposited Securities may not be suspended, except as required in connection with (i) temporary delays caused by closing the transfer books of the Depositary or the Company (or the appointed agent for the Company for the transfer and registration of Shares) or the deposit of Deposited Securities in connection with voting at a shareholders' meeting, or the payment of dividends, (ii) the payment of fees, taxes and similar charges, and (iii) compliance with any United States or foreign laws or governmental regulations relating to the Receipts or to the withdrawal of the Deposited Securities. Without limitation of the foregoing, the Depositary will not knowingly accept for deposit under the Deposit Agreement any Shares which, if sold by the Holder thereof in the United States or its territories, would be subject to the registration provisions of the United States Securities Act of 1933, as from time to time amended, unless a registration statement is in effect as to such Shares or unless the offering and sale of such Shares is exempt from registration under the provisions of such Act.

                  (4) Liability of Holder for Taxes. If any tax or other
                      -----------------------------
governmental charge (including, without limitation, any stamp tax) shall become payable with respect to any Deposited Securities represented hereby, such tax, duty or other governmental charge shall be payable by the Holder hereof to the Depositary. The Depositary may refuse to effect any registration of transfer of this Receipt or any withdrawal of Deposited Securities represented hereby until such payment is made, and may withhold any dividends or other cash distributions, or may sell for the account of the Holder hereof any part or all of the Deposited Securities evidenced hereby, and may apply such cash or the proceeds of any such sale in payment of such tax, duty or other governmental charge, the Holder hereof remaining liable for any deficiency.

                  (5) Warranties by Depositor. Every person depositing Shares
                      -----------------------
under the Deposit Agreement shall be deemed thereby to represent and warrant that (i) such Shares are validly issued, fully paid and non-asssssable and are free of any pre-emptive rights (ii) that the person making such deposit is duly authorized to do so and (iii) such Shares are not, and the Receipts issuable upon deposit thereof will not be, required to be registered under the Securities Act of 1933 prior to being offered and sold publicly in the U.S. Such representations and warranties shall survive the deposit of Shares and issuance of Receipts.

                  (6) Charges of Depositary. The Depositary will charge the
                      ---------------------
party to whom Receipts are delivered against deposits up to $5.00 for each 100 American Depositary Shares (or portion thereof) evidenced by the Receipts issued. The Depositary will charge any party who surrenders Receipts against delivery of Deposited Securities (including any party who surrenders Receipts after termination of the Deposit Agreement) a fee of $5.00 for each 100 American Depositary Shares (or portion thereof) evidenced by the Receipts surrendered. The Company will pay the other charges of the Depositary and those of any Registrar under the Deposit Agreement, with the exception of (i) taxes and other governmental charges, (ii) share transfer, exchange, registration or conversion fees on deposits and withdrawals of Shares, (iii) such cable, telex and facsimile transmission and delivery charges as are expressly provided in the Deposit Agreement to be at the expense of persons depositing Shares or Holders of Receipts, and (iv) such expenses as are incurred by the Depositary in the conversion of foreign currency into dollars.

                  (7) Title to Receipts. It is a condition of this Receipt, and
                      -----------------
every successive Holder hereof by accepting or holding the same consents and agrees, that title to this Receipt (and to the American Depositary Shares evidenced hereby), when properly endorsed or accompanied by proper instruments of transfer, is transferable by delivery with the same effect as in the case of a negotiable instrument; provided, however, that the Depositary, notwithstanding any notice to the contrary, may deem and treat the person in whose name this Receipt is registered on the books of the Depositary as the absolute owner hereof for the purpose of determining the person entitled to distribution of dividends or other distributions or to any notice provided for in the Deposit Agreement and for all other purposes.

                  (8) Validity of Receipt. This Receipt shall not be entitled to
                      -------------------
any benefits under the Deposit Agreement or be valid or obligatory for any purpose, unless this Receipt shall have been executed by the Depositary by the manual signature of a duly authorized officer or, if a Registrar for the Receipts shall have been appointed, such signature may be a facsimile if this Receipt is countersigned by the manual signature of a duly authorized officer of such Registrar.

                  (9) Disclosure of Interests. Each Holder agrees to comply with
                      -----------------------
the provisions of the Articles of Association of the Company and the laws of Sweden with regard to notification to the Company of interests in Shares, which include provisions requiring a Holder to disclose acquisitions or dispositions of Shares (or Share equivalents) within a prescribed period of time.

                  (10) Available Information. The Company is currently subject
                       ---------------------
to the periodic reporting requirements of the Securities Exchange Act of 1934. These public reports and other information can be inspected by Holders of Receipts and copied at public reference facilities maintained by the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Should the Company become subject to additional informational requirements, it will in accordance therewith file reports and other information with the Commission.

Dated:

Countersigned                                        CITIBANK, N.A.,
                                                        as Depositary


By: _____________________                            By: ______________________
       Authorized Officer                                Vice President

                  The address of the Principal Office of the Depositary is 111 Wall Street, 5th Floor, New York, New York 10043.

                          (FORM OF REVERSE OF RECEIPT)
                    SUMMARY OF CERTAIN ADDITIONAL PROVISIONS
                            OF THE DEPOSIT AGREEMENT


                  (11) Dividends and Distributions; Rights. Whenever the
                       -----------------------------------
Depositary or the Custodian shall receive any cash dividend or other cash distribution on the Deposited Securities, the Depositary will, if at the time of receipt thereof any amounts received in a currency other than United States dollars can in the judgment of the Depositary be converted on a reasonable basis into United States dollars distributable to the Holders of Receipts entitled thereto and, subject to the provisions of the Deposit Agreement, convert such dividend or distribution into United States dollars and will distribute the amount thus received (less any reasonable expenses incurred by the Depositary in converting such currency other than United States dollars into United States dollars) to the Holders of Receipts entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively; provided, however, that the amount distributed will be reduced by any amounts required to be withheld by the Company, its agent or the Depositary in respect of taxes. If in the judgment of the Depositary amounts received in currency other than United States dollars may not be converted on a reasonable basis into United States dollars distributable to the Holders of Receipts entitled thereto, or may not be so convertible for all of the Holders of Receipts entitled thereto, the Depositary may in its discretion make such conversion, if any, and distribution in United States dollars to the extent permissible to the Holders of Receipts entitled thereto and may distribute the balance of such currency received and not so convertible by the Depositary to, or hold such balance for the account of, the Holders of Receipts entitled thereto. If in the opinion of the Depositary any distribution other than cash or Shares upon any Deposited Securities cannot be made proportionately among the Holders of Receipts entitled thereto, or if for any other reason the Depositary deems such distribution not to be feasible, the Depositary may adopt such method as it may deem equitable for the purpose of effecting such distribution, including the sale (at public or private sale, at such place or places and upon such terms as it may deem proper) of the securities or property thus received, or any part thereof, and the net proceeds of any such sale will be distributed by the Depositary to the Holders of Receipts entitled thereto as in the case of a distribution received in cash. If any distribution upon any Deposited Securities consists of a dividend in, or free distribution of, Shares, the Depositary may with the Company's approval, and shall if the Company shall so request, distribute to the Holders of outstanding Receipts entitled thereto, in proportion to the number of American Depositary Shares representing such Deposited Securities held by them respectively, additional Receipts for an aggregate number of American Depositary Shares representing the number of Shares

Shares received as such dividend or free distribution. In lieu of delivering Receipts for fractional American Depositary Shares in any such case, the Depositary will sell the number of Shares represented by the aggregate of such fractions and distribute the net proceeds, converted into United States dollars if not in such dollars (if such conversion may in the judgment of the Depositary be achieved on a reasonable basis), to the Holders of Receipts entitled thereto. If additional Receipts are not so distributed (except as pursuant to the preceding sentence), each American Depositary Share shall thenceforth also represent the additional Shares distributed upon the Deposited Securities represented thereby. In the event that the Company shall offer or cause to be offered to the holders of any Deposited Securities any rights to subscribe for additional Shares or any rights of any other nature, the Depositary will have discretion as to whether such rights are to be made available to the Holders of Receipts; provided, however, that the Depositary shall, if requested by the Company, either (a) make such rights available to Holders of Receipts by means of warrants or otherwise, if lawful and feasible, or (b) if making such rights available is not lawful or not feasible, or if the rights represented by such warrants or other instruments are not exercised and appear to be about to lapse, sell such rights or warrants or other instruments at public or private sale, at such place or places and upon such terms as the Depositary may deem proper, and allocate the proceeds of such sales for account of the Holders of Receipts otherwise entitled thereto upon an averaged or other practicable basis without regard to any distinctions among such Holders because of exchange restrictions or the date of delivery of any Receipt or Receipts, or otherwise.

                  The rights of any Holder with respect to Deposited Securities shall be as set forth in this Deposit Agreement and a Receipt shall not confer on a Holder any rights against the Company or the Depositary or Custodian except as specifically provided herein.

                  (12) Record Dates. Whenever any cash dividend or other cash
                       ------------
distribution shall become payable or any distribution other than cash shall be made, or whenever rights shall be issued, with respect to the Deposited Securities, or whenever the Depositary shall receive notice of any meeting of holders of Shares or other Deposited Securities, the Depositary shall fix a record date corresponding to the record date fixed by the Company for the Shares, if any) for (i) the determination of the Holders of Receipts who will be entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof, or to give instructions for the exercise of voting rights at any such meeting or (ii) for fixing the date on or after which each American Depositary Share will evidence the changed number of Deposited Securities, subject to the provisions of the Deposit Agreement.

                  (13) Voting of Deposited Securities. Upon receipt of notice of
                       ------------------------------
any meeting of holders of Shares, the Depositary shall, as soon as practicable after fixing a record date for determining the record Holders entitled to give instructions for the exercise of voting rights, mail to the Holders of record a notice which shall contain: (a) such information as is contained in such notice of meeting, (b) a statement that the Holders of record at the close of business on a specified record date will be entitled to instruct the Depositary as to the exercise of voting rights, if any, pertaining to the Deposited Securities evidenced by their respective American Depositary Shares, and (c) a brief statement as to the manner in which such instructions may be given. A precondition for exercising any such voting rights is that such Holder is registered in the register of stockholders of the Company not less than ten business days prior to the date of the meeting and gives notice of its intention to attend the meeting, in person or by proxy, not later than a date (being not earlier than five days before the meeting) specified in the notice convening the meeting. Pursuant to these requirements, Holders of Receipts will be entitled to deposit their Receipts in a blocked account with the Depositary and to instruct the Depositary to request a custodian to cause the equivalent underlying Shares to be registered in the Holder's name and to give notice to the Company of the Holder's intention to attend the meeting and to vote the Shares at such a meeting in person or by proxy. Such notice shall also contain a statement that a Holder of Receipts who deposits his Receipts in a blocked account with the Depositary and who instructs a Custodian to register in the Holder's name the equivalent underlying Shares for the purpose of voting such Shares at any meeting of holders of Shares may instruct the Depositary, immediately following any such meeting, to request such Custodian to reregister the Shares in the name in which such Shares were previously registered and to release to the Holder from the blocked account the Receipts representing such Shares.

                  (14) Changes Affecting Deposited Securities. Upon change in
                       --------------------------------------
nominal value, split-up, consolidation, cancellation or any other reclassification of Deposited Securities, or upon any recapitalization, reorganization, merger or consolidation or sale of assets affecting the Company or to which it is a party, any securities which shall be received by the Depositary in exchange for or in conversion (replacement or otherwise) of or in respect of Deposited Securities shall be treated as new Deposited Securities under the Deposit Agreement, and American Depositary Shares shall thenceforth represent the right to receive new Deposited Securities so received in exchange or conversion, unless additional or new Receipts are delivered pursuant to the following sentence. In any such case the Depositary may execute and deliver additional Receipts as in the case of a stock dividend, or call for the surrender of outstanding Receipts to be exchanged for new Receipts. Immediately upon the occurrence of any such change, conversion or exchange covered by
Section 4.09 of the Deposit Agreement in respect of the Deposited Securities, the Depositary shall give notice thereof in writing to all Holders of Receipts.

                  (15) Reports; Inspection of Transfer Books. The Depositary
                       -------------------------------------
will make available for inspection by Holders of Receipts at its Principal office any reports and communications received, including any proxy soliciting material, from the Company which are both (a) received by the Depositary or the Custodian or the nominee of any of such persons as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company. To the extent required under the Securities Exchange Act of 1934, such reports and communications shall be in English. The Depositary will also send to Holders of Receipts copies of such reports when furnished by the Company as provided in the Deposit Agreement. The Depositary will keep books for the registration of Receipts and their transfer which at all reasonable times will be open for inspection by the Holders of Receipts and the Company, provided that such inspection shall not be for the purpose of communicating with Holders of Receipts in the interest of a business or object other than the business of the Company or a matter related to the Deposit Agreement or the Receipts.

                  (16) Withholding. Notwithstanding any other provision of the
                       -----------
Deposit Agreement, in the event that the Depositary determines that any distribution in property (including Shares or rights to subscribe therefor) is subject to any tax which the Depositary is obligated to withhold, the Depositary may dispose of all or a portion of such property (including Shares and rights to subscribe therefor) in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes, by public or private sale, at such place or places and upon such terms as it may deem proper, and the Depositary shall distribute the net proceeds of any such sale after deduction of such taxes to the Holders of Receipts entitled thereto.

                  (17) Taxation. The Depositary will forward to the Company or
                       --------
its agent such information from its records as the Company may reasonably request to enable the Company or its agent to file necessary reports with governmental authorities or agencies, and the Depositary, the Custodian or the Company or its agents may file such reports as are necessary to obtain benefits under the applicable tax treaties for the Holders following the review and approval of such reports by the Company and its advisors. To the extent practicable, the Depositary or the Custodian will facilitate all administrative actions necessary to obtain all tax refunds and to reduce Swedish withholding taxes on dividends and other distributions on the Deposited Securities.

                  (18) Liability of the Company and Depositary. Neither the
                       ---------------------------------------
Depositary nor the Company shall incur any liability to any Holder of this Receipt, if by reason of any provision of any present or future law of any country or of any other governmental authority, or by reason of any provision, present or future, of the Articles of Association of the Company, or by reason of any act of God or war or other circumstance beyond its control, the Depositary shall be prevented or forbidden from doing or performing any act or thing which by the terms of the Deposit Agreement it is provided shall be done or performed. Neither the Company nor the Depositary assumes any obligation or shall be subject to any liability under the Deposit Agreement to Holders of Receipts, except that each of them agrees to use its best judgment and good faith in the performance of such duties as are specifically set forth in the Deposit Agreement. Neither the Depositary nor the Company shall be under any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the Receipts, which in its opinion may involve it in expense and liability, unless indemnity satisfactory to it against all expense and liability be furnished as often as may be required, and no Custodian will be under any obligation whatsoever with respect to such proceedings, the responsibility of the Custodian being solely to the Depositary. Neither the Depositary nor the Company shall be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Shares for deposit, any Holder of a Receipt, or any other person believed by it in good faith to be competent to give such advice or information. The Depositary will not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or effect of any such vote, provided that any such action or non-action is in good faith. The Company agrees to indemnify the Depositary and each Custodian against, and hold each of them harmless from, any liability or expense which may arise out of acts performed or omitted in accordance with the provisions of the Deposit Agreement and of the Receipts, as the same may be amended, modified or supplemented from time to time, (i) by either the Depositary or such Custodian, except for any liability or expense arising out of its negligence or bad faith of either of them, or (ii) by the Company or any of its agents.

                  The Depositary agrees to indemnify the Company and hold it harmless from any liability which may arise out of acts performed or omitted by the Depositary or any Custodian due to its negligence or bad faith.

                  (19) Resignation and Removal of Depositary; Substitution of a
                       --------------------------------------------------------
Custodian. The Depositary may at any time resign as Depositary under the Deposit
---------
Agreement by written notice of its election so to do delivered to the Company, such resignation to take effect upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time be removed by the Company by written notice of such removal, effective upon the appointment of a successor depositary and its acceptance of such appointment as provided in the Deposit Agreement. The Depositary may at any time appoint a substitute or an additional custodian and the term "Custodian" shall also refer to such substitute or additional custodian.

                  (20) Amendment of Deposit Agreement and Receipts. The form of
                       -------------------------------------------
the Receipts and the Deposit Agreement may at any time and from time to time be amended by agreement between the Company and the Depositary. Any amendment which shall impose or increase any fees or charges (subject to the next succeeding sentence and other than taxes or other governmental charges), or which shall otherwise prejudice any substantial existing right of Holders of Receipts, shall not, however, become effective as to outstanding Receipts until the expiration of three months after notice of such amendment shall have been given to the Holders of outstanding Receipts. Any other amendment which shall increase the fees of Depositary for the issuance, execution and delivery, or cancellation of Receipts shall not become effective as to outstanding Receipts until the expiration of thirty days after notice of such amendment shall have been given to the Holders of outstanding Receipts. Every Holder of a Receipt at the time any amendment so becomes effective shall be deemed, by continuing to hold such Receipt, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Holder hereof to surrender this Receipt and receive therefor the Deposited Securities represented hereby.

                  (21) Termination of Deposit Agreement. The Depositary will at
                       --------------------------------
any time at the direction of the Company terminate the Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may likewise terminate the Deposit Agreement at any time 60 days after the Depositary shall have resigned, if a successor depositary shall not have been appointed and accepted its appointment within such 60 days. If any Receipts shall remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfers of Receipts, will suspend the distribution of dividends to the holders thereof, and will not give any further notices or perform any further acts under the Deposit Agreement, except the collection of dividends and other distributions pertaining to Deposited Securities, the sale of rights and the delivery of Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary. At any time after the expiration of six months from the date of termination, the Depositary may sell at public or private sale, at such place or places and upon such terms as it may deem proper, the Deposited Securities then held under the Deposit Agreement and may thereafter hold the net proceeds of any such sale, together with any other cash then held by it under the Deposit Agreement, unsegregated and without liability for interest, for the pro rata benefit of the Holders of Receipts not theretofore surrendered. Thereafter the Depositary will be discharged from all obligations under the Deposit Agreement, except to account for such net proceeds and other cash.

                  (22) Certain Rights of the Depositary; Limitations. The
                       ---------------------------------------------
Depositary and its agents, on their own behalf, may own and deal in any class of securities of the Company and its affiliates and in Receipts. The Depositary may issue Receipts for evidence of rights to receive Shares from the Company, or any custodian, registrar, transfer agent, clearing agency or other entity involved in ownership or transaction records in respect of the Shares. Such evidence of rights shall consist of written blanket or specific guarantees of ownership of Shares furnished on behalf of the holder thereof. The Depositary shall not lend Shares or Receipts; provided, however, that the Depositary may (i) issue Receipts prior to the receipt of Shares pursuant to Section 2.02 of the Deposit Agreement, and (ii) deliver Shares prior to the receipt and cancellation of Receipts pursuant to Section 2.05 of the Deposit Agreement, including Receipts which were issued under (i) above but for which Shares may not have been received. The Depositary may receive Receipts in lieu of Shares under (i) above and receive Shares in lieu of Receipts under (ii) above. Each such transaction will be (a) accompanied by (x) a written representation from the person to whom Receipts or Shares are to be delivered that such person, or its customer, owns the Shares or Receipts to be remitted, as the case may be, or (y) such evidence of ownership of Shares or Receipts, as the case may be, as the Depositary deems appropriate, (b) at all times fully collateralized with cash, United States government securities or such other collateral of comparable safety and liquidity, (c) terminable by the Depositary on not more than five (5) business days notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. The Depositary will normally limit the number of Receipts and Shares involved in such transactions at any one time to thirty percent (30%) of the Receipts outstanding (without giving effect to Receipts outstanding under (i) above), or Shares held hereunder, respectively; provided, however, that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary will also set limits with respect to the number of Receipts and Shares involved in transactions to be effected hereunder with any one person on a case by case basis as it deems appropriate. The Depositary may retain for its own account any compensation received by it in connection with the foregoing. Such collateral, but not the earnings thereon, shall be held for the benefit of the Holders only.

                                   EXHIBIT B

                           CHARGES OF THE DEPOSITARY



        Service                 Rate                          By Whom Paid
        -------

(1) Receipt of deposits         $5.00 per 100                 Party to whom
    and issuance of             American Depositary           Receipts are
    Receipts                    Shares (or fraction           issued
                                thereof)

(2) Delivery of                 $5.00 per                     Party
    Deposited                   100 American                  surrendering
    Securities against          Depositary Shares             Receipts
    surrender of                (or fraction thereof)
    Receipts


                The Company will reimburse the Depositary for out-of-pocket expenses such as postage, stationery and engraving of Receipts. Other fees of the Depositary are to be paid by the Company in accordance with agreements in writing entered into between the Depositary and the Company from time to time.

                    (d) Opinion of counsel to the Depositary

                                                     Frettra M. Miller
                                                     Vice President and
                                                     Senior Counsel



  Tel212/657-2150
  Fax212/657-3744
  frettra.m.miller@citigroup.com



  July 23, 2003


  Citibank, N.A.
  ADR Department
  111 Wall Street
  New York, NY  10043

  Re: American Depositary Receipts evidencing American Depositary
  Shares Representing One B Share, nominal value SEK 6, of AB Volvo (publ)

  Ladies and Gentlemen:

  I refer to the Registration Statement to be filed on Form F-6 (the "Registration Statement") by the legal entity created by the Deposit Agreement (as defined herein) for which you are acting as the depositary, for the purpose of registering under the Securities Act of 1933, as amended, 100,000,000 American Depositary Shares ("ADSs") evidenced by American Depositary Receipts ("ADRs") to be issued under the Deposit Agreement, dated as of August 12, 1994, by and among, Citibank, N.A., as depositary, Aktiebolaget Volvo (publ), a company organized and existing under the laws of the Kingdom of Sweden (the "Company"), and all Holders from time to time of ADRs issued thereunder, a copy of which is being filed as Exhibit (a) to the Registration Statement (the "Deposit Agreement"). Each ADS will (subject to amendments in accordance with the terms of the Deposit Agreement) represent One B Share, nominal value SEK 6, or evidence of the right to receive such shares, of the Company. Capitalized terms used herein without definition shall have the meaning assigned thereto in the Deposit Agreement.

  Assuming that the Deposit Agreement has been duly executed and delivered by the Company, I am of the opinion that the ADSs covered by the Registration Statement, when issued in accordance with the terms of the Deposit Agreement, will be legally issued and will entitle the Holders thereof to the rights specified in the Deposit Agreement and the ADRs.

  I hereby consent to the filing of this opinion as an exhibit to the aforementioned Registration Statement.

  I am a member of the Bar of the State of New York. This opinion is limited to the laws of the State of New York and the Federal laws of the United States.

  Very truly yours,



  /s/ Frettra M. Miller

                        (e) Certification under Rule 466

                          CERTIFICATION UNDER RULE 466


      The Depositary, Citibank, N.A., represents and certifies the following:

        (1) That it previously had filed a registration statement on Form F-6 (Registration No. 33-82222), which the Commission declared effective with terms of deposit identical to the terms of this registration statement except for the number of foreign securities a Depositary Share represents.

        (2) That its ability to designate the date and time of effectiveness under Rule 466 has not been suspended.


                                        Citibank, N.A., as Depositary


                                        By:   /s/ Frettra M. Miller
                                           -------------------------------------
                                              Name: Frettra M. Miller
                                              Title:  Vice President